Exhibit 4.10

CERTIFICATE OF AMENDMENT

OF

RESTATED CERTIFICATE OF INCORPORATION

OF

ORCHID BIOSCIENCES, INC.

It is hereby certified that:

1. The name of the corporation (hereinafter called the “Corporation”) is Orchid BioSciences, Inc.

2. The Restated Certificate of Incorporation of the Corporation, as amended to date, is hereby further amended by adding the following new sentences to the end of the first paragraph of Article FOURTH thereof:

“Upon the effectiveness (the “Effective Date”) of the certificate of amendment to the restated certificate of incorporation containing this sentence, each five [5] shares of the Common Stock issued and outstanding as of the date and time immediately preceding March 30, 2004, the effective date of a reverse stock split (the “Split Effective Date”), shall be automatically changed and reclassified, as of the Split Effective Date and without further action, into one (1) fully paid and nonassessable share of Common Stock. There shall be no fractional shares issued. A holder of record of Common Stock on the Split Effective Date who would otherwise be entitled to a fraction of a share shall, in lieu thereof, be entitled to receive a cash payment in an amount equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of the Common Stock, as reported in the Wall Street Journal, on the last trading day prior to the Split Effective Date (or if such price is not available, the average of the last bid and asked prices of the Common Stock on such day or other price determined by the Corporation’s board of directors).”

3. The foregoing amendment was adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

4. This Certificate of Amendment shall become effective at 5:00 p.m., local time, on March 30, 2004.

Signed this 30th day of March, 2004.

By:	/s/ Michael E. Spicer
Name:	Michael E. Spicer
Title:	Vice President and Chief Financial Officer